Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Minerals Generates Cash Flow from Operations of $45.2 Million in the First Quarter

     Gold Production of 107,477 ounces at a Cash Cost of $396/ounce

     VANCOUVER, May 8 /CNW/ - (All figures in US dollars except where noted) -
Northgate Minerals Corporation (TSX: NGX; NYSE Amex: NXG) today reported net earnings of $21,410,000 or $0.08 per diluted common share and cash flow from operations of $45,202,000 or $0.18 per diluted common share for the first quarter of 2009. Northgate's cash flow from operations includes cash proceeds of $19,182,000 from the early settlement of 9,000 tonnes of copper forward contracts.

     <<
                         First Quarter 2009 Highlights

     -   Total gold production was 107,477 ounces, exceeding the first quarter production forecast:

            -  Kemess produced 59,306 ounces during the first quarter, which was 10,000 ounces above forecast.

            -  Fosterville continued its strong turnaround producing 25,779 ounces during the first quarter, which was 2,000 ounces above forecast.

     -   Average net cash cost of production was $396 per ounce, which was significantly lower than first quarter guidance.

     -   Gold sales for the first quarter totalled 111,850 ounces at a realized price of $935 per ounce.

     -   Substantial progress was made on the pre-feasibility study work at
         Young-Davidson, where the mine plan is being redesigned around the new larger 3.3 million ounce measured and indicated gold resource, using low cost bulk mining methods to reduce operating costs and increase annual production.

     -   Successful exploration drilling at Stawell:

            -  Discovered two additional zones of gold mineralization on either side of the GG5 mining zone.

            -  Hole SD-622W6 in the North Magdala target area intersected 5.7 metres of 19.6 g/t gold.

     -   Began commissioning the heated leach circuit at the Fosterville mine, which will significantly improve gold recoveries.
     >>

     Ken Stowe, President and CEO, stated: "Strong financial results were achieved from our operations during the first quarter, as we beat the forecast for both gold and copper production, generating excellent cash flow from operations of $45 million. Kemess performed extremely well during the quarter, exceeding our expectations for production and costs. We were equally as pleased with the strong operating results from both Fosterville and Stawell, where we achieved another solid quarter of production and lower cash costs. On the exploration front, drill results over the past six months in the North
Magdala target at Stawell and in the Harrier zone at Fosterville have been sufficiently compelling that we are commencing development towards both of these areas while exploration continues. Pre-feasibility work at
Young-Davidson is moving along well, with completion expected by the end of
June."

     Executive Overview

     Financial Performance

     Northgate Minerals Corporation ("Northgate" or "the Corporation")
recorded consolidated revenue of $123,818,000 in the first quarter of 2009, compared with $86,093,000 in the same period last year. Net earnings were
$21,410,000 or $0.08 per diluted share in the first quarter of 2009, compared to net earnings of $20,427,000 or $0.08 per diluted share for the corresponding quarter of 2008. Cash flow from operations, after changes in working capital and other items, was $45,202,000 or $0.18 per diluted share in the first quarter of 2009, which includes the early settlement of 9,000 tonnes of copper forward contracts for cash proceeds of $19,182,000. Cash flow for the same period last year was $15,450,000 or $0.06 per diluted share.
Financial results for the corresponding quarter of 2008 exclude results from
Fosterville and Stawell prior to Northgate's acquisition of Perseverance
Corporation Limited ("Perseverance") on February 19, 2008. Per share data is based on the weighted average diluted number of shares outstanding of
255,762,702 in the first quarter of 2009 and 255,338,997 in the corresponding quarter of 2008. As of May 8, 2009, the Corporation had 255,854,675 issued and outstanding common shares and 6,958,450 outstanding common share options.

     Health, Safety and Environment

     Northgate promotes a strong culture of health and safety at its mine sites and strives to ensure that the highest standards are maintained. During the first quarter of 2009, both Kemess and Young-Davidson performed without a single lost time incident (LTI). Young-Davidson has continued with its exemplary performance, as the property has not recorded a single LTI over the past two years. In Australia, Stawell had no LTIs during the quarter, while
Fosterville recorded one LTI.

     Human Resources

     Negotiations between management and employee representatives at
Fosterville progressed during the quarter with the goal of executing the site's first employee collective agreement by the end of the second quarter of
2009.

     <<
     Summarized Consolidated Results

                                                       Q1 2009        Q1 2008
     -------------------------------------------------------------------------

     Operating Data

     Gold
       Production (ounces)                             107,477       88,386(1)
       Sales (ounces)                                  111,850       61,539(2)
       Realized gold price ($/ounce)(3)                    935            962

     Copper
       Production (thousands pounds)                    15,007         14,380
       Sales (thousands pounds)                         14,788         13,375
       Realized copper price ($/pound)(3)                 2.07           3.68
     Net cash cost ($/ounce)                               396          262(4)
     -------------------------------------------------------------------------

     Financial Data (Thousands of US dollars,
      except where noted)

     Revenue                                           123,818         86,093
     Net earnings                                       21,410         19,665
     Earnings per share
       Basic                                              0.08           0.08
       Diluted                                            0.08           0.08

     Cash flow from operations                          45,202         15,450
     Cash and cash equivalents                          88,379         52,688

     Total assets                                      593,322        715,625
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Production in Q1 2008 for Fosterville excludes the change in gold-in-
         circuit inventory previously recorded. Production figures are for the full quarter ending March 31, 2008.
     (2) Gold sales in Q1 2008 include the results for Fosterville and Stawell from February 19 to March 31, 2008.
     (3) Metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.
     (4) Cash costs in Q1 2008 include the results for Fosterville and Stawell from February 19 to March 31, 2008.

     Results of Operations - Australia

     Fosterville Gold Mine
                                                       Q1 2009        Q1 2008
     -------------------------------------------------------------------------

     Operating Data

     Ore mined (tonnes)                                165,355        110,904
     Ore milled (tonnes)                               167,924        139,492
     Ore milled per day (tonnes)                         1,866          1,533

     Gold
       Grade (g/t)                                        5.53           4.30
       Recovery (%)                                         86             54
       Production (ounces)                              25,779       10,440(2)
       Sales (ounces)(1)                                26,363          4,568

     Net cash cost ($/ounce)                               430          1,415
     -------------------------------------------------------------------------

     Financial Data (Thousands of US dollars)(1)

       Revenue                                          23,782          4,398
       Cost of sales                                    11,017          6,346
       Earnings (loss) from operations                   6,483         (3,781)
       Cash flow from operations                        12,748         (1,908)
       Capital expenditures                              9,747          2,596
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Financial data and gold sales (ounces) for Q1 2008 include the results of Fosterville from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.
     (2) Production in Q1 2008 for Fosterville excludes the change in gold-in-
         circuit inventory previously recorded.
     >>

     Operational Performance

     The Fosterville mine produced 25,779 ounces of gold during the three months ended March 31, 2009, which exceeded Northgate's first quarter forecast and represented a significant improvement from gold production of 10,440 ounces in the corresponding quarter of the previous year. During the quarter,
165,355 tonnes of ore were mined and mine development advanced 1,900 metres
(m), compared with 110,904 tonnes mined and 1,420m advanced, respectively, in the corresponding period of 2008. Mining rates dramatically increased in the first quarter of 2009 compared to the same period last year, resulting from an increase in the number of working faces made available by the substantial mine development completed since taking ownership of the mine. In addition, production figures for the first quarter of 2008 were adversely affected by a temporary suspension of underground mining activities in order to facilitate a thorough review of operating procedures and provide additional safety training to mining personnel.
     During the first quarter of 2009, approximately 168,000 tonnes of ore were milled at a grade of 5.53 grams per tonne (g/t), which was a significant improvement from the 139,000 tonnes of ore milled at a grade of 4.30 g/t in the first quarter of 2008. Gold recoveries of 86% in the first quarter of 2009 were dramatically higher than the 54% recovery recorded in the same period last year. Higher recoveries were attributable to the lower quantity of carbonaceous ore milled during the most recent quarter and a variety of significant process improvements made by Northgate's engineers in the BIOX(R)
and leach circuits over the past year. Subsequent to the first quarter, the new heated leach circuit was fully commissioned in April and is expected to further improve gold recoveries in future quarters.
     Total operating costs for the first quarter of 2009 were A$16,661,000 or
A$99 (2008 - $A161) per tonne of ore milled. Operating costs continued to decline from previous quarters as a result of increased mining efficiencies from the conversion to owner mining, increased mine output and other improvements to the manner in which the mine has operated. Mining costs were
A$54 (2008 - A$74) per tonne of ore mined and milling costs were A$35 (2008 -
A$53) per tonne of ore milled. Operating costs for the corresponding period of
2008 reflect results from the date of acquisition of Perseverance (February
19, 2008) to March 31, 2008.
     The net cash cost of production for the first quarter of 2009 was $430 per ounce of gold, which was dramatically lower than the net cash cost of
$1,415 per ounce of gold in the same period last year. The decrease in net cash cost resulted from lower mining costs, higher ore grades, improved gold recovery, lower diesel prices and the stronger US dollar relative to the
Australian dollar.

     Financial Performance

     Fosterville's revenue for the three months ended March 31, 2009 was
$23,782,000 based on gold sales of 26,363 ounces, compared to $4,398,000 and gold sales of 4,568 ounces in the corresponding period of 2008. The cost of sales for the first quarter of 2009, excluding depreciation and depletion, was
$11,017,000 (2008 - $6,346,000) and the depreciation and depletion expense was
$5,155,000 (2008 - $1,667,000). Earnings from operations before income taxes recorded for the period was $6,483,000 compared with a loss from operations of
$3,781,000 in the corresponding period of 2008.
     During the first quarter of 2009, the mine generated $12,748,000 in cash flow from operations while $1,908,000 was utilized in the corresponding period of 2008. Financial performance for the corresponding period of 2008 reflects results from the date of acquisition of Perseverance (February 19, 2008) to
March 31, 2008.
     Total investment in capital expenditures at Fosterville was $9,747,000, which included $4,661,000 for mine development. Capital expenditures for plant and equipment totalled $5,086,000, which included $2,461,000 for the heated leach project and $732,000 for the raising of the tailings dam. Cash expenditures in the corresponding period of 2008 were $2,596,000.

     Exploration Update

     Two surface diamond drills are in operation on the Harrier Underground zone, located 1.7 kilometres (km) south of the current Phoenix mining area.
Ten holes were drilled (6,269m) in the first quarter, eight of which were directed at the Osprey and Harrier Base zones. It is now apparent that there is a moderate southerly plunging orientation to both the Osprey and Harrier zones, similar to the Phoenix deposit. The base of the southern lens of the
Osprey zone (Figure 1) is defined by holes SPD512, 512A and 512B. The upper limit of the northern lens is defined by holes SPD504A and 504B. Within the
Osprey zone, hole SPD511 intersected 3.0m of 5.7 g/t gold.
     The base of the Harrier lens (Figure 2) is similarly defined by holes
SPD512 and 512A. Within the Harrier Base zone, hole SPD504A intersected 6.4m of 4.8 g/t gold and hole SPD511 intersected 2.3m of 5.2 g/t gold.
     Both the Harrier and Osprey lenses are open down plunge. Phase 2 and 3 exploration activities during the balance of 2009 will infill the high grade zones already known to exist and step out down plunge to explore the full extent of these zones. While exploration continues from surface in the Harrier zone, the decision has been made to advance development in the Ellesmere ore body, originally scheduled in 2010, to the second half of 2009 in order to reduce the lead time involved in drifting over to the Harrier zone. Bringing forward the Ellesmere development would allow Harrier to be brought into production by 2012.

     <<
     Figure 1: Harrier Underground Longitudinal Section: Osprey Gold
     Mineralization
      www.northgateminerals.com/Theme/Northgate/files/Releases/May07_Osprey.jpg

     Figure 2: Harrier Underground Longitudinal Section: Harrier Base Gold
     Mineralization

www.northgateminerals.com/Theme/Northgate/files/Releases/May07_Harrier.jpg

     Stawell Gold Mine
                                                       Q1 2009        Q1 2008
     -------------------------------------------------------------------------

     Operating Data

     Ore mined (tonnes)                                154,718        150,217
     Ore milled (tonnes)                               180,199        166,835
     Ore milled per day (tonnes)                         2,002          1,833

     Gold
       Grade (g/t)                                        4.45           5.96
       Recovery (%)                                         87             89
       Production (ounces)                              22,392         28,363
       Sales (ounces)(1)                                24,635         12,247

     Net cash cost ($/ounce)                               432            536
     -------------------------------------------------------------------------

     Financial Data (Thousands of US dollars)(1)

     Revenue                                            22,415         11,739
     Cost of sales                                      11,050          7,245
     Earnings from operations                            4,693            683
     Cash flow from operations                          13,008          6,592
     Capital expenditures                                5,926          2,622
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Financial data and gold sales (ounces) include the results of
         Perseverance from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.
     >>

     The Stawell mine produced a total of 22,392 ounces of gold during the three months ended March 31, 2009 compared to 28,363 ounces of gold in the corresponding period last year. During the quarter, gold production was 15%
lower than forecast due to a combination of lower mining rates, ore grades and gold recovery. In January, underground production blasting was interrupted for ten days while an excessive blast vibration event was investigated. The suspension led to production sequencing delays, which resulted in processing a greater amount of lower grade oxide ore from stockpiles than had been initially projected. Despite the lower production in the first quarter, it is expected that total gold production for 2009 will meet the original forecast of 107,000 ounces.
     Mine production during the quarter of 155,000 tonnes of ore was slightly higher than the 150,000 tonnes mined in the same period of 2008, but lower than plan due to the 10 day interruption in mining. Underground mine development continued in the Golden Gift (GG) production zones, GG1, GG3 and
GG5L, during the quarter and the development advance totalled 1,407m (2008 -
1,201m). Progress was made in upgrading the underground ventilation systems for the lower areas of the mine and improving secondary egress routes.
     During the first quarter of 2009, approximately 180,000 tonnes of ore was milled at an average grade of 4.45 g/t compared with 167,000 tonnes of ore at
5.96 g/t in the same period last year. Gold recoveries of 87% in the first quarter of 2009 were slightly lower than the 89% recovery recorded in the same period of 2008 as a result of the higher volume of lower grade stockpiled oxide ore processed.
     Total operating costs for the first quarter of 2009 were A$14,542,000 or
A$81 (2008 - A$89) per tonne of ore milled. The decline in operating cost is primarily attributable to the increase in mill throughput quarter over quarter. Mining costs were A$57 (2008 - A$57) per tonne of ore mined and milling costs were A$24 (2008 - A$29) per tonne of ore milled. Operating costs for the corresponding period of 2008 reflect results from the date of acquisition of Perseverance (February 19, 2008) to March 31, 2008.
     The net cash cost of production for the first quarter of 2009 was $432 per ounce of gold, which was significantly lower than the cost of $536 per ounce of gold recorded in the same period last year. The decrease in net cash cost resulted from the stronger US dollar relative to the Australian dollar, which more than offset the effect of lower ore grades.

     Financial Performance

     Stawell's revenue for the three months ended March 31, 2009 was
$22,415,000 based on gold sales of 24,635 ounces. The cost of sales during the quarter, excluding depreciation and depletion, was $11,050,000 (2008 -
$7,245,000) and the depreciation and depletion expense was $5,818,000 (2008 -
$3,387,000). Earnings from operations before income taxes recorded for the period were $4,693,000 compared with earnings of $683,000 in the corresponding period of 2008. During the first quarter of 2009, Stawell generated
$13,008,000 in cash flow from operations compared with $6,592,000 in the corresponding quarter of 2008. Financial performance for the corresponding period of 2008 reflects results from the date of acquisition of Perseverance
(February 19, 2008) to March 31, 2008.
     Total investment in capital expenditures at Stawell was $5,926,000, which includes $3,179,000 for mine development and $2,747,000 for plant and equipment. The plant and equipment expenditure includes $1,064,000 for the purchase of a new haul truck and $732,000 for the raising of the tailings dam.
Capital expenditures in the corresponding period of 2008 were $2,622,000.

     Exploration Update

     The surface drill working on the North Magdala target area successfully intersected the target horizon with an intercept of 5.7m of 19.6 g/t gold
(true thickness estimated to be 5.1m), located 100m north of the historic hole
SD622 that had intersected 9.4m of 8.4 g/t gold (true thickness estimated at
8.0m). A second hole from underground intersected the same zone with an intercept of 2.5m of 6.6 g/t gold. These three intersections are higher grade than similar styles of mineralization mined in higher levels of the mine, which averaged 5.0m - 8.0m thickness with an average grade of 4.5 g/t - 5.0
g/t gold. A second deep surface drill hole will attempt to intersect the North
Magdala target with another 100m step out further to the north.
     On the strength of the recently delineated 28,000-ounce inferred resource in the Dukes Flank area and the very encouraging results in the North Magdala target, the decision has been made to begin development into Dukes Flank from the C7 zone. This development will provide a platform for resource conversion drilling into Dukes Flank and underground exploration of North Magdala.
     A second exploration highlight during the quarter was the discovery of two zones in close proximity to the current GG5 workings. These two zones have initial intersections of 7.7m of 18.1 g/t gold and 7.5m of 10.6 g/t gold (each with an estimated true thickness of 5.0m) in the G5L South Block and 10m of
6.9 g/t gold in the G5 Open Flank (true thickness estimated at 5.5m).
Definition drilling is underway and it is anticipated that these zones will be converted to the indicated and inferred resource categories within three months.

     <<
     Figure 3: Stawell Gold Mine: (Vertical, West Looking, Longitudinal
     Section with Metric Grid)

     www.northgateminerals.com/Theme/Northgate/files/Releases/May07_SGM.jpg

     Kemess Mine
                                                       Q1 2009        Q1 2008
     -------------------------------------------------------------------------

     Operating Data

     Ore plus waste mined (tonnes)                   6,752,463      8,536,638
     Ore mined (tonnes)                              6,146,976      4,766,372
     Stripping ratio (waste/ore)                         0.099          0.791

     Ore milled (tonnes)                             4,312,171      4,243,891
     Ore milled per day (tonnes)                        47,913         46,636

     Gold
       Grade (g/t)                                       0.606          0.522
       Recovery (%)                                         71             70
       Production (ounces)                              59,306         49,583
       Sales (ounces)                                   60,852         44,724

     Copper
       Grade (%)                                         0.187          0.182
       Recovery (%)                                         85             85
       Production (thousands pounds)                    15,007         14,380
       Sales (thousands pounds)                         14,788         13,375

     Net cash cost ($/ounce)                               367            105
     -------------------------------------------------------------------------

     Financial Data (Thousands of US dollars)

     Revenue                                            86,153        104,016
     Cost of sales                                      37,251         49,164
     Earnings from operations                           33,575         47,039
     Cash flow from operations                           5,875         27,316
     Capital expenditures                                1,877          1,789
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Operational Performance

     Kemess posted gold and copper production of 59,306 ounces and 15.0 million pounds, respectively, in the first quarter of 2009. Metal production was significantly higher than forecast as a result of better than expected gold grades and the mining and processing of some higher grade ore from the western end of the open pit, which had been delayed from the fourth quarter of
2008.
     During the first quarter of 2009, approximately 6.8 million tonnes of ore and waste were removed from the western end of the open pit compared to 8.5 million tonnes during the corresponding quarter of 2008. Early in the second quarter of 2009, mining operations in the west pit were temporarily scaled back in response to typical spring thaw conditions. During this period, the mill continues to operate normally with previously stockpiled ore. When normal operations resume towards the end of May, the remaining ore in the west end of the open pit will be mined and mining operations will move back into the east end of the open pit for the remainder of the mine life.
     Unit mining costs were Cdn$2.30 per tonne moved compared with Cdn$2.07 per tonne moved in the first quarter of 2008. The unit mining costs in the most recent quarter were higher than they were in the same period last year due to the significantly lower volume of material moved and higher maintenance costs, as higher than planned hours were accumulated on the hauling truck fleet in the extreme cold weather during the most recent quarter.
     Mill throughput and mill availability during the first quarter of 2009 were 47,913 tonnes per day (tpd) and 91%, respectively, which was consistent with the performance in the first quarter of 2008 of 46,636 tpd and 89%. The ore milled in the first quarter of 2009 had grades of 0.606 g/t for gold and
0.187% for copper, compared with grades of 0.522 g/t gold and 0.182% copper in the same period of 2008. Gold and copper recoveries were consistent year over year and averaged 71% and 85%, respectively, in the first quarter of 2009 compared with 70% and 85% in the same period last year. Recoveries during the quarter were better than forecast due to improvements in the metallurgical process. Going forward, these improvements will have a very positive impact on the lower grade ore, which makes up the majority of the remaining reserves at
Kemess.
     Metal concentrate inventory declined by 2,000 wet metric tonnes (wmt) to approximately 10,000 wmt in the first quarter of 2009. Railcar availability continued to be poor due to extreme winter conditions experienced throughout
Canada in February and March.
     The average unit cost of production at Kemess was Cdn$13.25 per tonne milled during the first quarter of 2009, including Cdn$3.61 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2008 was Cdn$13.58 per tonne milled, which included Cdn$3.18 per tonne for marketing costs.
Concentrate marketing costs have increased year over year as the 2009 smelting and refining terms for 2009 have increased to $75 per dry metric tonne (dmt)
and $0.75 per pound of copper compared with terms of $45 per dmt and $0.45 per pound in 2008. However, site operating costs of Cdn$41.6 million have come down approximately 6% in the first quarter of 2009 (Cdn$44.2 million in the first quarter of 2008). The decrease in site operating costs is attributed primarily to the lower cost of diesel fuel and mill steel.
     The net cash cost of production at Kemess in the first quarter was $367 per ounce of gold compared to $105 per ounce reported in the first quarter of
2008. The net cash cost was significantly lower than forecast due to the stronger gold and copper production from higher than expected ore grades and metal recoveries, as well as the higher than forecast copper prices. However, the net cash cost was significantly higher than the comparative quarter of
2008 due to the lower copper price and higher marketing costs, which were only partially offset by the weaker Canadian dollar and lower Canadian dollar denominated site costs.

     Financial Performance

     Revenue from Kemess in the first quarter of 2009 was $86,153,000 compared with $104,016,000 in the corresponding period of 2008 excluding the effects of mark-to-market adjustments on Northgate's hedge books. Metal sales in the first quarter of 2009 consisted of 60,852 ounces of gold and 14.8 million pounds of copper, compared with 44,724 ounces of gold and 13.4 million pounds of copper in the first quarter of 2008. During the first quarter of 2009, the price of gold on the London Bullion Market averaged $909 per ounce and the price of copper on the London Metal Exchange (LME) averaged $1.56 per pound.
The net realized metal prices received on sales in the first quarter of 2009 were approximately $963 per ounce of gold and $2.07 per pound of copper, compared with $965 per ounce and $3.68 per pound in the first quarter of 2008.
Since Northgate's metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at March 31.
     The cost of sales in the first quarter of 2009 was $37,251,000, which was lower than the corresponding period last year when the cost of sales was
$49,164,000. The decrease in the most recent quarter reflects the lower costs of production as well as the impact of the strengthening US dollar.
     Depreciation and depletion expense in the first quarter was $12,402,000 compared to $7,745,000 during the corresponding period of 2008. The higher depreciation and depletion expense for the most recent quarter reflects the increase in tonnes of ore mined.
     Capital expenditures during the first quarter of 2009 totalled $1,877,000 compared to $1,789,000 in the corresponding period of 2008. Capital expenditures in the most recent quarter reflect the impact of the strengthening US dollar and were primarily devoted to ongoing construction of the tailings dam and the purchase of new mill liners.

     Exploration Update - Young Davidson

     Pre-feasibility work at Young-Davidson is moving along well with completion expected by the end of June. This will include revised economics for the development of the project using the dramatically higher measured and indicated gold resource of 3.3 million ounces that was announced in December
2008. The new larger resource has allowed for the application of lower cost bulk mining methods that will decrease mining costs and increase annual production. In addition, the capital estimates will be updated to reflect changes in equipment pricing and contractor unit rates that have taken place over the past 12 months. A feasibility study is scheduled for completion by year-end.
     The rocks that host the Young-Davidson deposit are known to extend to the west under barren cover rocks. Historically, only a handful of drill holes have been tested along strike west of the deposit. Drilling in late 2008 and early 2009 has targeted the area outside of the known resource, immediately west of the open pit. The results are highlighted by hole 91, which intersected 25.5m of 4.49 g/t gold including 15m of 6.29 g/t gold and 3.5m of
3.07 g/t gold. Hole YD09-97, located 100m west of hole 91, intersected 11.5m of 2.62 g/t gold and hole YD09-96, located 150m west of hole 91, intersected
6.3m of 1.53 g/t gold. Hole YD09-98, located 200m west of hole 91, intersected
3.0m of 1.56 g/t gold and hole YD09-99, located 50m below hole 91 intersected
3.7m of 1.87 g/t gold and 5.8m of 3.59 g/t gold. Assays on remaining holes are pending.
     Exploration diamond drilling on the property during the balance of 2009 will focus on testing various geophysical anomalies that have similar characteristics to those of the known Young-Davidson deposit.

     <<
     Figure 4: Young-Davidson Property (Vertical, North Looking, Longitudinal
     Section with Metric Grid)

     www.northgateminerals.com/Theme/Northgate/files/Releases/May07_YD.jpg
     >>

     Corporate Overview

     In the first quarter of 2009, Northgate closed out 9,000 tonnes of copper forward sales contracts for proceeds of $19,182,000. The closed-out contracts were spread equally over the maturity dates from November 2009 to October
2010. At March 31, 2009, there were 7,200 tonnes of copper forward sales outstanding at an average price of $2.49 per pound over the period from
November 2009 through October 2010. The change in fair value of the remaining forward contracts during the quarter was a loss of $8,433,000 resulting from the significant increase in the price of copper since December 31, 2008. The fair value of these contracts at March 31, 2009 was an asset of $9,519,000 of which $4,075,000 is included in trade and other receivables for contracts expiring within 12 months and $5,444,000 is included in other assets.
Northgate had no forward gold contracts outstanding at March 31, 2009.
     Corporate administration costs in the first quarter of 2009 were
$2,282,000 compared to $3,161,000 in the corresponding quarter of the prior year, representing a decrease of 28%. The decrease is due mainly to reduced stock-based compensation, which is $466,000 lower compared to the first quarter of 2008 as a result of Northgate's lower share price at the grant date. Australian corporate administration costs of $351,000 have also decreased by $318,000 compared to the corresponding period in 2008 due to reduced staffing and the elimination of duplicate administration costs.
Canadian corporate expenditures of $1,931,000 are comprised mainly of personnel costs, as well as ongoing compliance and investor relations costs.
     Northgate granted a total of 1,566,000 options to employees in the first quarter of 2009, compared to 1,480,000 options in the corresponding quarter of
2008. At March 31, 2009, there were 6,963,150 options outstanding, of which
3,981,100 were exercisable.
     Exploration costs in the first quarter of 2009 were $3,249,000 compared to $6,161,000 in the first quarter of 2008. Costs incurred in Canada were
$1,367,000, a decrease of $4,206,000 from the corresponding quarter in 2008 due to decreased exploration activity at Young-Davidson, which is now focused on pre-feasibility work rather than exploration activities at site. This decrease was offset by exploration expenses in Australia of $1,882,000, as
Fosterville and Stawell continue to identify additional zones with the potential to extend each site's mine-life.
     Net interest income was significantly lower at $380,000 in the first quarter of 2009 compared with $3,612,000 in the corresponding quarter of 2008.
The decrease is attributable to lower average cash balances compared to 2008 when Northgate had cash and cash equivalents in excess of $250,000,000 prior to the acquisition of Perseverance for cash consideration. The decrease also results from increased interest expenses resulting from plant and equipment acquired by Fosterville and Stawell, beginning in the second quarter of 2008, through the assumption of capital leases.
     Northgate recorded an income tax expense of $11,805,000 in the first quarter of 2009 compared to $1,319,000 in the corresponding quarter of 2008.
Current income taxes in the current quarter were $22,853,000 of which
$19,555,000 relates to the Canadian operations. This amount is attributable to the strong financial results at Kemess in the current quarter and the settlement of the copper forward contracts. Northgate's Australian operations are also forecast to be cash taxable in the current fiscal year and have recognized a current income tax expense of $3,298,000. The current income tax expense is offset by a future income tax recovery of $11,048,000, resulting mainly from the reversal of future tax liabilities relating to the copper forward contracts, which were in a significant asset position at December 31,
2008.
     Other income for the three months ended March 31, 2009 includes an insurance settlement of $554,000 relating to the collapse of a buried section of the process water line at Kemess, which occurred in the third quarter of
2008 and resulted in ten days of lost production. No amount had previously been accrued in the consolidated financial statements. Other income in the corresponding period in 2008 includes a one-time, non-cash mark-to-market gain of $9,836,000 related to the settlement of Perseverance's gold forward contracts. In connection with the acquisition of Perseverance, Northgate had entered into an agreement to acquire Perseverance's portfolio of gold forward contracts based on the value of the underlying forward contracts at October
30, 2007. A gain was recorded to recognize the difference in the fair value of the portfolio and the settlement amount.

     Liquidity and Capital Resources

     Working Capital: At March 31, 2009, Northgate had working capital of
$68,330,000 compared with working capital of $21,947,000 at December 31, 2008.
The increase in working capital was driven entirely by increases to current assets as current liabilities have decreased by 2% since December 31, 2008.
Northgate's cash and cash equivalents have increased by $25,960,000 due to strong cash flow from operations and the settlement of a portion of the
Corporation's copper forward contracts. Trade and other receivables have increased in light of higher quarter-end gold and copper prices. Inventories have increased by $10,577,000 due to the timing of deliveries of concentrate at Kemess and the increase in ore stockpiles. Northgate's cash balance at
March 31, 2009 amounted to $88,379,000 compared with $62,419,000 at December
31, 2008. All cash is held on deposit with major established banks in Canada and Australia.
     During the quarter, Northgate generated cash flow from operations of
$45,202,000 compared to $15,450,000 for the corresponding quarter of 2008. The increased cash flow resulted from the increase in revenues from higher gold sales and the inclusion of the results from Fosterville and Stawell for the entire quarter, whereas the corresponding quarter in 2008 included financial results from these two operations from February 19, 2008 onwards. The increase was also attributable to the settlement of 9,000 tonnes of Northgate's copper forward contracts, which generated proceeds of $19,182,000.
     Northgate continues to hold investments in auction rate securities (ARS), which are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by Northgate to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers continue to make regular interest payments to the Corporation. The par value of these securities held by Northgate is $72,600,000. The estimated fair value of Northgate's ARS holdings at March 31, 2009 was $36,817,000, which reflects a $2,474,000 decline from the estimated fair value of $39,291,000 at December
31, 2008.
     The decline in value is related mainly to Northgate's ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.
     The estimated fair value of the Corporation's ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) increased slightly in the three months ending March 31, 2009.
In previous periods, decreases in the estimated fair value of these ARS were determined to be other than temporary and recognized into net earnings.
Previous permanent impairments are not reversed and consequently the increase in estimated fair value was not recognized in net earnings.
     Northgate previously received a short-term loan collateralized by the
Corporation's ARS investments subsequent to such ARS investments becoming illiquid. As of March 31, 2009, the principal outstanding on the short-term loan was $42,478,000. Northgate continues to treat the short-term loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date.
     Northgate believes that its working capital at March 31, 2009, together with future cash flow from operations, is more than sufficient to meet its normal operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its ARS investments.

     <<
     Non-GAAP Measures

     Adjusted Net Earnings

     The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

     (Expressed in thousands of US$,
      except share amounts)                            Q1 2009        Q1 2008
     -------------------------------------------------------------------------
     Net earnings                                  $    21,410    $    19,665
     Adjustments
       Unrealized gain on derivatives related to
        the acquisition of Perseverance hedge book           -         (9,836)
       Effect of provisional pricing on
        concentrate sales, net of tax                   (3,331)        (9,733)
       Fair value adjustment on copper forward
        contracts, net of tax of $2,530
        (2008 - $10,530)                                 5,903         18,802
     -------------------------------------------------------------------------
     Adjusted net earnings                         $    23,982    $    18,898
     -------------------------------------------------------------------------
     Diluted common shares outstanding             255,762,702    255,338,997
     -------------------------------------------------------------------------
     Adjusted net earnings per diluted
      common share                                 $      0.09    $      0.07
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash Cost

     The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.
     A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

     <<
     Q1 2009

     (Expressed in thousands
      of US$, except per
      ounce amounts)             Fosterville    Stawell     Kemess   Combined
     -------------------------------------------------------------------------
     Gold production (ounces)         25,779     22,392     59,306    107,477
     -------------------------------------------------------------------------
     Cost of sales                 $  11,017  $  11,050  $  37,251  $  59,318
     Change in inventories and
      other                               63     (1,380)     9,011      7,694
     Gross copper and silver revenue       -          -    (24,472)   (24,472)
     -------------------------------------------------------------------------
     Total cash cost               $  11,079  $   9,671  $  21,790  $  42,540
     -------------------------------------------------------------------------
     Cash cost ($/ounce)           $     430  $     432  $     367  $     396
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Q1 2008

     (Expressed in thousands
      of US$, except per
      ounce amounts)           Fosterville(1)  Stawell(1)   Kemess   Combined
     -------------------------------------------------------------------------
     Gold production (ounces)          4,021     11,508     49,583     65,112
     -------------------------------------------------------------------------
     Cost of sales                 $   6,346  $   7,245  $  49,164  $  62,755
     Change in inventories and
      other                             (658)    (1,075)     8,301      6,568
     Gross copper and silver revenue       -          -    (52,280)   (52,280)
     -------------------------------------------------------------------------
     Total cash cost               $   5,688  $   6,170  $   5,185  $  17,043
     -------------------------------------------------------------------------
     Cash cost ($/ounce)           $   1,415  $     536  $     105  $     262
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Quarterly data for the Stawell and Fosterville gold mines only include results from February 19, 2008 to March 31, 2008.

     Interim Consolidated Balance Sheets
                                                      March 31    December 31
     Thousands of US dollars                              2009           2008
     -------------------------------------------------------------------------
                                                    (Unaudited)
     Assets
     Current Assets
     Cash and cash equivalents                    $     88,379   $     62,419
     Trade and other receivables                        33,861         18,310
     Income taxes receivable                                 -          6,837
     Inventories (note 3)                               52,123         41,546
     Prepaids                                            1,434          1,989
     Future income tax asset                             5,174          5,259
     -------------------------------------------------------------------------
                                                       180,971        136,360
     Other assets                                       27,728         53,606
     Deferred transaction costs                            775            775
     Future income tax asset                             3,300          3,741
     Mineral property, plant and equipment             343,612        357,725
     Investments (note 4)                               36,936         39,422
     -------------------------------------------------------------------------
                                                  $    593,322   $    591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities     $     42,457   $     56,469
     Income taxes payable                               14,863              -
     Short-term loan (note 5)                           42,478         43,096
     Capital lease obligations                           3,467          4,533
     Provision for site closure and reclamation
      costs                                              8,182          8,420
     Future income tax liability                         1,194          1,895
     -------------------------------------------------------------------------
                                                       112,641        114,413
     Capital lease obligations                           5,953          6,211
     Other long-term liabilities                         3,879          3,368
     Provision for site closure and reclamation
      obligations                                       36,617         37,849
     Future income tax liability                         3,313         14,350
     -------------------------------------------------------------------------
                                                       162,403        176,191

     Shareholders' equity
     Common shares                                     312,038        311,908
     Contributed surplus                                 5,664          5,269
     Accumulated other comprehensive loss              (95,957)       (89,503)
     Retained earnings                                 209,174        187,764
     -------------------------------------------------------------------------
                                                       430,919        415,438
     -------------------------------------------------------------------------
                                                  $    593,322   $    591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statements of Operations and Comprehensive Income

                                                  Three Months Ended March 31
     Thousands of US dollars, except share and
      per share amounts, unaudited                        2009           2008
     -------------------------------------------------------------------------
     Revenue                                      $    123,818   $     86,093
     -------------------------------------------------------------------------
     Cost of sales (note 3)                             59,318         62,755
     Depreciation and depletion                         23,497         12,851
     Administrative and general                          2,282          3,161
     Net interest income                                  (380)        (3,612)
     Exploration                                         3,249          6,161
     Currency translation loss (gain)                    2,581         (7,112)
     Accretion of site closure and reclamation
      costs                                                722            741
     Other income                                         (666)        (9,836)
     -------------------------------------------------------------------------
                                                        90,603         65,109
     -------------------------------------------------------------------------
     Earnings before income taxes                       33,215         20,984
     Income tax recovery (expense)
       Current                                         (22,853)        (1,586)
       Future                                           11,048            267
     -------------------------------------------------------------------------
                                                       (11,805)        (1,319)
     -------------------------------------------------------------------------
     Net earnings for the period                  $     21,410   $     19,665

     Other comprehensive income (loss)
       Unrealized loss on available for sale
        securities                                      (2,486)        (4,498)
       Unrealized loss on translation of
        self-sustaining operations                      (3,968)            (6)
     -------------------------------------------------------------------------
                                                        (6,454)        (4,504)
     -------------------------------------------------------------------------
     Comprehensive income                         $     14,956   $     15,161
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings per share
       Basic                                      $       0.08   $       0.08
       Diluted                                    $       0.08   $       0.08
     Weighted average shares outstanding
       Basic                                       255,753,359    254,677,588
       Diluted                                     255,762,702    255,338,997
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statements of Cash Flows

                                                  Three Months Ended March 31
     Thousands of US dollars, unaudited                   2009           2008
     -------------------------------------------------------------------------
     Operating activities:
       Net earnings for the period                $     21,410   $     19,665
     Non-cash items:
       Depreciation and depletion                       23,497         12,851
       Unrealized currency translation gain             (1,124)        (6,607)
       Unrealized gain on derivatives                        -         (9,836)
       Accretion of site closure and reclamation
        costs                                              722            741
       Loss on disposal of assets                           70              -
       Amortization of deferred charges                     54             54
       Stock-based compensation                            439            905
       Accrual of employee severance costs                 655              -
       Future income tax recovery                      (11,048)          (267)
       Change in fair value of forward contracts         8,433         30,920
       Gain on sale of investments                           -             (1)
     Changes in operating working capital and
      other (note 10)                                    2,094        (32,975)
     -------------------------------------------------------------------------
                                                        45,202         15,450
     -------------------------------------------------------------------------
     Investing activities:
     Release of restricted cash                              -         53,064
     Increase in restricted cash                           (72)       (30,549)
     Purchase of plant and equipment                    (9,740)        (3,965)
     Mineral property development                       (7,839)        (3,132)
     Transaction costs paid                                  -         (1,925)
     Acquisition of Perseverance, net of cash
      acquired                                               -       (196,590)
     Repayment of Perseverance hedge portfolio               -        (45,550)
     Proceeds from sale of equipment                        72              -
     Proceeds from sale of investments                       -              1
     -------------------------------------------------------------------------
                                                       (17,579)      (228,646)
     -------------------------------------------------------------------------

     Financing activities:
     Repayment of capital lease obligation              (1,112)        (1,077)
     Financing from credit facility                        102          7,948
     Repayment of credit facility                         (719)        (7,746)
     Repayment of other long-term liabilities             (151)          (304)
     Issuance of common shares                              86          1,236
     -------------------------------------------------------------------------
                                                        (1,794)            57
     -------------------------------------------------------------------------
     Effect of exchange rate changes on cash and
      cash equivalents                                     131           (218)
     -------------------------------------------------------------------------
     Increase (decrease) in cash and cash
      equivalents                                       25,960       (213,357)
     Cash and cash equivalents, beginning of
      period                                            62,419        266,045
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period     $     88,379   $     52,688
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statement of Shareholders' Equity

                                        Number of        Common
     Thousands of US dollars,              Common        Shares   Contributed
      except common shares, unaudited      Shares        Amount       Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2008     255,717,071     $ 311,908     $   5,269

       Shares issued under employee
        share purchase plan               102,713            86             -

       Shares issued on
        exercise of options                     -             -             -

       Stock-based compensation                 -            44           395

       Net earnings                             -             -             -

       Other comprehensive loss                 -             -             -
     -------------------------------------------------------------------------
     Balance at March 31, 2009        255,819,784     $ 312,038     $   5,664
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                    Accumulated
                                                          Other
     Thousands of US dollars,            Retained Comprehensive
      except common shares, unaudited    Earnings        Income         Total
     -------------------------------------------------------------------------
     Balance at December 31, 2008       $ 187,764     $ (89,503)    $ 415,438

       Shares issued under employee
        share purchase plan                     -             -            86

       Shares issued on
        exercise of options                     -             -             -

       Stock-based compensation                 -             -           439

       Net earnings                        21,410             -        21,410

       Other comprehensive loss                 -        (6,454)       (6,454)
     -------------------------------------------------------------------------
     Balance at March 31, 2009          $ 209,174     $ (95,957)    $ 430,919
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Number of        Common
     Thousands of US dollars,              Common        Shares   Contributed
      except common shares, unaudited      Shares        Amount       Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2007     254,452,862     $ 309,455     $   3,940

       Transitional adjustment on
        adoption of inventory standard          -             -             -

       Shares issued under employee
        share purchase plan                50,440           104             -

       Shares issued on exercise of
        options                           736,300         1,571          (439)

       Stock-based compensation                 -            52           853

       Net earnings                             -             -             -

       Other comprehensive loss                 -             -             -
     -------------------------------------------------------------------------
     Balance at March 31, 2008        255,239,602     $ 311,182     $   4,354
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                    Accumulated
                                                          Other
     Thousands of US dollars,            Retained Comprehensive
      except common shares, unaudited    Earnings        Income         Total
     -------------------------------------------------------------------------
     Balance at December 31, 2007       $ 176,663     $  (3,282)      486,776

       Transitional adjustment on
        adoption of inventory standard        381             -           381

       Shares issued under employee
        share purchase plan                     -             -           104

       Shares issued on exercise of
        options                                 -             -         1,132

       Stock-based compensation                 -             -           905

       Net earnings                        19,665             -        19,665

       Other comprehensive loss                 -        (4,504)       (4,504)
     -------------------------------------------------------------------------
     Balance at March 31, 2008          $ 196,709      $ (7,786)    $ 504,459
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.
     >>

     This press release should be read in conjunction with the Corporation's first quarter MD&A report and Notes to the interim consolidated financial statements, which can be found on www.northgateminerals.com, in the "Investor
Info" section, under "Financial Reports - Quarterly Reports".

     Annual General Meeting and Q1 2009 Financial Results

     Northgate will be hosting its Annual General Meeting ("AGM") on Friday,
May 8, 2009 at 10:00 am, Toronto time. The AGM will be held at The Suites at
One King West, King Gallery, 1 King Street West, Toronto, Canada.
     This event will also include an overview of Northgate's 2009 first quarter financial results, which are scheduled for release before market opens on May 8, 2009.
     Webcast and Conference Call information, including podcast and conference replay details, can be found on Northgate's website at
www.northgateminerals.com.

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. The company is forecasting record gold production of over 390,000 ounces in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the TSX under the symbol NGX and on the NYSE Amex (formerly AMEX)
under the symbol NXG.

     Forward-Looking Statements:

     This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation, concerning
Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects",
"believes", "anticipates", "budget", "scheduled", "estimates", "forecasts",
"intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or
"might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 06:30e 08-MAY-09